STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                                  LABARGE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    502470107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502470107                                                          13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Sanfurd G. Bluestein, M.D.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     808,200(1)
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        570,489(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            808,200(1)
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     570,489(1)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,378,689(1)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.9%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

(1) The shares of Common Stock include (A) 670,052 shares (representing 4.32% of the class) owned directly by Sanfurd G. Bluestein, M.D. ("Bluestein"), over which Bluestein has sole voting and investment control, (B) 116,148 shares (representing 0.75% of the class) held by Oppenheimer & Co. Inc. custodian for Sanfurd G. Bluestein IRA, over which Bluestein has sole voting and investment control, (C) 22,000 shares (representing 0.14% of the class), over which Bluestein has sole voting and investment control, which such shares have been pledged to The Rudolf Steiner Foundation, Inc. (the "Foundation") pursuant to a certain Guaranty delivered by Bluestein to the Foundation to secure a loan from the Foundation to IceStone, LLC, a New York limited liability company which is partially owned by Bluestein, and (D) shares held in the accounts of the persons named below, over which Bluestein shares voting and investment control pursuant to third party trading authorizations:

1. Bluestein Family Partnership, LP, a limited partnership organized under the laws of the state of New Jersey, which held 163,000 shares of Common Stock (representing 1.05% of the class) as of December 31, 2008 (the "Disclosure Date").

2. Bluestein Family Foundation Inc., a private foundation of which Bluestein is the Manager, which held 151,800 shares of Common Stock (representing 0.98% of the class) as of the Disclosure Date.

3. Joel Bluestein, Bluestein's son, who held 131,889 shares of Common Stock (representing 0.85% of the class) as of the Disclosure Date.

4. Doris Hasnas, Bluestein's sister, who held 10,800 shares of Common Stock (representing 0.07% of the class) as of the Disclosure Date.

5. JB Trusts, LLC, a Delaware limited liability company owned by two trusts for the benefit of Bluestein's granddaughter, which held 55,000 shares of Common Stock (representing 0.36% of the class) as of the Disclosure Date.

6. JR Trusts, LLC, a Delaware limited liability company owed by two trusts for the benefit of Bluestein's granddaughter, which held 58,000 shares of Common Stock (representing 0.37% of the class) as of the Disclosure Date.

Item 1 (a)    Name of Issuer:  LaBarge, Inc.
              ------------------------------------------------------------------

Item 1 (b)    Address of Issuer's Principal Executive Offices:
              9900 Clayton Road, St. Louis, MO 63124
              ------------------------------------------------------------------

Item 2 (a)    Name of Person Filing:  Sanfurd G. Bluestein, M.D.  ("Bluestein").
              ------------------------------------------------------------------

Item 2 (b)    Address of Principal Business Office or, if none, Residence:
              2150 N. Ocean Blvd., Apartment 4N, Boca Raton, Florida 33431
              ------------------------------------------------------------------

Item 2 (c)    Citizenship:  Bluestein is a United States citizen.
              ------------------------------------------------------------------

Item 2 (d)    Title of Class of Securities:  Common Stock, par value $0.01 per share ("Common Stock")
              ------------------------------------------------------------------

Item 2 (e)    CUSIP Number:  502470107
              ------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e)  |_| An investment adviser in accordance with ss.
                  240.13d-1(b)(1)(ii)(E);

         (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

         (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

         (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C 1813);

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

         (j) |_| A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

         (k)  |_| Group, in accordance with Section 240.13d-1(b)(1)(ii)(K)

Item 4.       Ownership.

         Amount beneficially owned:

         (a) Bluestein is the beneficial owner of 1,378,689 shares of Common Stock(1).

         (b) Percent of class: 8.9%

         (c) Number of shares as to which the person has:

             (i)    Sole power to vote or to direct the vote: 808,200(1)

             (ii)   Shared power to vote or to direct the vote: 570,489(1)

             (iii)  Sole power to dispose or to direct the disposition of:
                    808,200(1)

             (iv)   Shared power to dispose or to direct the disposition of:
                    570,489(1)

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                  /s/ Sanfurd G. Bluestein, M.D.
                                                  ------------------------------
                                                  Sanfurd G. Bluestein, M.D.

Dated: February 9, 2009
Boca Raton, Florida